Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE

PENGROWTH ANNOUNCES EXECUTIVE APPOINTMENT

(Calgary, May 25, 2010) /Marketwire/—Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) is pleased to announce the appointment of Mr. Brent Defosse as Vice President, Drilling and Completions effective May 3, 2010. In his new position, Mr. Defosse will be responsible for the strategic development and execution of Pengrowth’s drilling and completions program, with a focus on the identification and development of unconventional drilling prospects.

“Brent brings 29 years of experience in the development and management of major oil and natural gas projects and offshore operations in Canada, the Gulf of Mexico, South America and New Guinea, said Derek Evans, Pengrowth’s President and Chief Executive Officer. “He also brings extensive experience in building and motivating results-oriented teams and fostering a dynamic corporate culture. We are pleased to welcome him to the Pengrowth team.”

Mr. Defosse holds a Bachelor of Science in Civil Engineering from the University of Manitoba and has worked in team leadership and senior level management positions for Chevron Canada in Calgary and in St. John’s Newfoundland, Chevron Texaco in Houston, and Acclaim Energy Inc.

Brent is highly skilled at managing multi-million dollar acquisitions, development and operational budgets and has successfully stewarded the funding and implementation of joint venture exploration, exploitation and development programs. Brent holds an APEGGA Professional Engineering Certification and is a member of the Canadian Association of Drilling Engineers.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operation’s includes production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION

Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224    Toll Free: 1-888-744-1111    Facsimile: (403) 693-8889

For media inquiries contact:

Telephone: (403) 213-8684    Facsimile: (403) 781-9757